__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 June 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 30 June 2003

FOR IMMEDIATE RELEASE

SENSIS TO GENERATE $1.2B REVENUE THIS FINANCIAL YEAR

Well positioned for strong growth and expanded local advertising

SYDNEY: Tuesday 3 June, 2003: Sensis Pty Ltd, the wholly-owned advertising subsidiary of Telstra Corporation Ltd, today announced it expected to generate more than A$1.2 billion in revenue this financial year, approaching EBIT growth of nearly 7.0 percent in excess of A$620 million.

The company's revenue growth forecast of 6.8% is a substantial increase on the 2.2 percent growth delivered last financial year, and the result of an innovative change program implemented by the management team over the last three years and a general recovery in advertising. Yellow Pages® print is forecast to achieve growth of 3.6 percent, White Pages® print growth of nearly 17 percent, and Sensis' online and electronic businesses growth of nearly 30 percent.

Mr Bruce Akhurst, Telstra Group Managing Director and Sensis Chairman, said Sensis continued to make a significant financial and strategic contribution to the Corporation - on average 10 percent of Telstra's earnings before interest and tax.

"Sensis is an extremely important growth engine for Telstra. The collective growth assets in my portfolio – Telstra Wholesale, BigPond, Media (which manages Telstra's interest in FOXTEL) and Sensis - are all key to Telstra's long term future.

"Telstra will continue to invest in Sensis next financial year to ensure it takes full advantage of its core print advertising business and also its growing online advertising activities to build shareholder value", said Mr Akhurst.

Sensis' growth strategy and contribution to Telstra were announced by Mr Akhurst and Mr Andrew Day, Chief Executive of Sensis, at a briefing held in Sydney today. Together, they provided insights into Sensis' medium-longer term growth strategy in local, Australian advertising and overseas directories' management.

Mr Day said, "the full-year revenue forecast should not be regarded as a one-off results of this magnitude are achievable for the foreseeable future".

He added that Sensis had a capable and experienced management team that was achieving growth from its directory and new media advertising businesses through a deliberate focus on product innovation, enhancing its go-to-market capabilities and sales excellence.

"Our deliberate, grassroots customer approach is paying dividends, with the company achieving an impressive 7.5 percent revenue growth from its recently concluded non-metropolitan Yellow Pages® sales campaign – the best result in five years".

"Our print directories' business will maintain growth above four percent per annum for the foreseeable future, and our developing online and electronic businesses will continue to deliver growth in excess of 25 percent per annum in an increasingly competitive market", said Mr Day.

Sensis' 13 percent share of national advertising now exceeds that of radio and magazines, and is approximately one-third the size of television and newspapers.

In 2002/3, Sensis' online, electronic and wireless businesses will deliver revenue in excess of $50 million, making it one of the most successful online companies in Australia. Sensis represents 28 percent of Australia's online advertising spend, with its online advertising solutions in the highest growth areas of search and directories.

"Sensis intends to grow its 13 percent share of Australian advertising by expanding its existing directory and non-directory advertising assets, and pursuing targeted, "bolt-on" acquisitions similar in size and type to the CitySearch■ and BMC Media online advertising businesses that we have successfully integrated into Sensis.

"Our aim is to establish Sensis as *the* major player in local, Australian advertising and we're well on the way to achieving this. We will also leverage our world class directory management capabilities to pursue potential opportunities to acquire overseas directory companies", said Mr Day.

Sensis understands the challenges associated with its growth strategy and will be an intelligent partner or acquirer of local, advertising assets in Australia and directory assets overseas.

Mr Day emphasised that Sensis was an advertising business with a different strategy, different identity and different core competencies from a telecommunications company.

"Our new corporate identity was introduced last August to provide an umbrella for all the company's advertising activities across print, voice, online and wireless. The brand reflects the very essence of our business; keeping people like you and me in touch with the people, businesses and places they're looking for - 24 hours a day, seven days a week", said Mr Day.

-ends-

About Sensis Pty Ltd
Sensis is a leading Australian information, advertising and directories business, providing print, voice and online products and services to more than 420,000 customers nationally, about 90 percent of whom are small and medium enterprises (SMEs). As a national, wholly-owned subsidiary of Telstra Corporation Limited, Sensis manages two of Australia's leading brands, Yellow Pages® and White Pages®, along with the Internet city guide, CitySearch®, and the interactive location and navigation brand, Whereis®. For more information, visit the corporate Internet site at www.sensis.com.au.

® and ™ - registered trade mark and trade mark of Telstra Corporation Limited
CitySearch® - registered trademark of CitySearch Australia Pty Ltd

Further Information:

Felicity Hand: +61 3 9201 4785 or +61 417 566 061
Prue Christie: +61 3 9201 4203 or +61 438 588 460
Karina White: +61 3 9201 4488 or +61 419 523 776

The Sensis Advertising Business

3 June 2003

Cautionary statement regarding forward-looking statements

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra and Sensis, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Sensis and Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Sensis and Telstra will operate; the inherent regulatory risks in the businesses of Telstra and Sensis and the Australian market; and the substantial technological changes taking place in the directory, advertising and publishing industries, as well as in the Internet, mobile and telecommunications arenas.

Note on relationships between corporate entities

Sensis Pty Ltd is the wholly-owned advertising subsidiary of Telstra Corporation Limited. Sensis is responsible for the conduct of certain activities relating to Yellow Pages®, White Pages®, GoEureka™, Whereis® and related products and services for Telstra Corporation Limited and is responsible for the conduct of similar activities relating to CitySearch® products for CitySearch Australia Pty Ltd. All references to Sensis™ (or "we") or to Sensis™' (or "our") products, services, brands or company should be construed accordingly.

Bruce Akhurst

Sensis Chairman

Group Managing Director, Telstra

Session One

Telstra BigPond, Wholesale, Media and Sensis

- Includes three of Telstra's growth engines
  - BigPond
  - Sensis
  - Media (Foxtel)
- World Class Wholesale model
- Revenues in excess of $4bn
- EBIT contribution over $2.5bn
- Staff approximately 3,050

The Sensis business



420,000 SME, government and corporate clients

Estimated weekly reach of 60% of Australia's adult population*



CitySearch.com.au | Yellow Pages | White Pages | WhereiS

Sensis MediaSmart | Sensis WebWorks

Sensis

> 2,200 total employees ~ 1,200 sales and customer service staff

15 service centres nationally Over A$1.2bn annual revenue

Source: *DBM Consultants (October 2002) plus Sensis estimates

Sensis makes a significant financial and strategic contribution to Telstra


Advertising in Australian main media, 2002, Percent (1)
Sensis Directories 13%
Radio 8%
Magazine 7%
Outdoor 3%
Business Publications 2%
Other Directories 2%
Cinema 1%
Newspaper 34%
Television 31%


Directories Growth is Increasing
1300
1200
1100
1000
1998
1999
2000
2001
2002
2003


Internet Advertising in Australia 2002
Search & Directories 27%
Sensis 28%
Classifieds 36%
General 37%

Annual revenue in excess of A$1.2bn

13% share of Australian advertising market[1]

28% share of Australian online advertising[2]

Source: 1 CEASA, "Advertising Expenditure in Main Media", Jan to Dec 2002
2 Audit Bureau of Verification Services, "Online Advertising Expenditure Report" Jan to Dec 2002 plus Sensis estimates

Yellow Pages White Pages WhereIS CitySearch sensis

Sensis is one of the world's top ten directories businesses

Directory advertising spend, 2002
Percent of GDP


0.16
0.14
0.07
Australia
US
Europe

Revenue per customer, 2002
US Thousands


2.9
2.9
1.9
1.9
1.5
1.2
1.0
1.0
0.4
SBC
Verizon
Yell
Sensis
SEAT
Eniro
VNU
Wanadoo
TPI

Average directory share of total advertising market, 2002
Percent of revenue


13.0
8.6
6.2
Australia
Europe
US

Average Yellow Pages paying customer penetration, 2002
Percent of total number of businesses


43.0
32.6
24.2
Australia
US
Europe

Global Directories Top 10 2002[4] by revenue	< US$1bn	US$1bn - 2bn	US$2bn - 3bn	US$3bn - 4bn	US$4bn - 5bn
	8: Wanadoo (Fra) 9: Sensis (Aust) 10: TPI (Spain)	4: Dex Media (US) 5: NTT (Japan) 6: Yell Group (UK) 7: SEAT (Italy)	3: Bell South (US)		1: SBC/Ameritech (US) 2: Verizon (US)

Source: [1] CEASA, The Kelsey Group, Sensis [2] The Kelsey Group, "Global Yellow Pages™ 2003"

Yellow Pages White Pages WhereIS CitySearch sensis

The Sensis Executive Leadership Team



Bruce Akhurst
Sensis Chairman

Telstra Group Managing Director



Andrew Day
Sensis Chief Executive



Greg Ellis
Strategy and Online



Chris Armistead
International



Thomas Arthur
Product



Lyndell Johnston
Marketing & Print Advertiser Solutions



John King
SME Online



Robert Rath
Business Services



John Coates
Finance

Today's Presenters



Bruce Akhurst
Sensis Chairman
Telstra Group Managing Director



Andrew Day
Sensis Chief Executive



Thomas Arthur
Sensis General Manager Product



Lyndell Johnston
Sensis General Manager Marketing & Print Advertiser Solutions



Greg Ellis
Sensis General Manager Strategy & Online

Presentation Timings

Session 1: 9.30am - 11.00am

- Introduction
- Operational Performance of Sensis' Core and Developing Businesses
- Questions and Answers

Session 2: 11.15am - 12.30pm

- Introduction
- Sensis' Medium-Longer Term Growth Strategy
- Sensis and the Local Advertising Market
- International Directory Opportunities
- Questions and Answers
- Close

Yellow Pages White Pages WhereIS CitySearch

sensis

Andrew Day

Sensis Chief Executive

Sensis' portfolio and vision

- Delivering a targeted, multi-channel solutions portfolio:
  - Directories advertising
  - Non-directories advertising
  - Information services
- Leveraging five key brands:
  - Sensis™
  - White Pages®
  - Yellow Pages®
  - Whereis®
  - CitySearch®
- To:
  - Small and medium enterprises
  - Government
  - The corporate sector
- A company with the vision to be…

The first step in every Australian contact…
connecting people, businesses and places

Information Services Products and Brands
Electronic Procurement Solutions
Electronic White Pages®
Macromatch®
Whereis®

Online
Wireless

Non-Directories Advertising Brands
Sensis MediaSmart™
CitySearch®
Sensis WebWorks™

Online
Wireless

Directories Advertising Brands
Yellow Pages® directories
Yellow Pages® *OnLine*
Yellow Pages® *Connect*
White Pages® directories
White Pages® *OnLine*

Print
Online
Voice
Wireless

Full Year 2002/3: Forecasting powerful and sustainable revenue growth

Delivering Growth

- 6.8% external revenue growth FY2002/3
- The launch of a new brand: Sensis™
- CitySearch® lifestyle guide and advertising business of BMC Media integrated into the business
- Yellow Pages® and White Pages® print product innovation:
  - Full & half page ads
  - White Pages® directory colour
- Yellow Pages® *OnLine* Display and Display Plus products launched:
  - First generation in our integrated content plan
- Electronic Procurement Solutions launched
- New AMDOCS contract
- Sensis Customer Charter launched
- Sensis People Commitment launched


External Revenue Growth:
FY 2001/2 and 2002/3 (estimated)
Total ($1,215m)
6.8%
2.2%
Yellow Pages® Print ($942.2m)
3.6%
0.1%
White Pages® Print ($207.4m)
16.8%
8.2%
Online/Electronic ($66.4m)
28.9%
23.4%
0%
10%
20%
30%
2001/2
2002/3

Full Year 2002/3:
Forecasting strong EBIT


EBIT Performance: 2000/1 to 2002/3
(estimated)
A$ million
1200
1000
800
600
400
200
0
614
584
624
510
564
594
6.8% EBIT
Growth
2000/1
2001/2
2002/3
Expenses
EBIT


Expense Breakdown: 2002/3
(estimated)
Paper/
Printing/
Delivery
25%
Other
31%
Info Tech
9%
Labour
Expense
35%

A company-wide focus on cost control over the last three years

Cost Initiatives

- Consolidated call centres from 22 to 2 using leading technology (2000/1)
- Change in paper grade for information pages (2001/2)
- Renegotiated print contract and outsourcing IT contract (2001/2)
- Increased post-consumer recycling from 6% in 1999 to over 66% in 2002
- Outsourced overflow during peak months of July and August 2002
- Initiated real time QA monitoring of staff and customer calls
- Launched electronic proofing of advertisements by customers
- Relocated information pages from the L-Z directories
- Leading reductions - Yellow Pages® print
- White Pages® business-residential and surname suppression

Cost Impact

- Costs totalling approximately A$60m taken out of the business over the last three years
- Key results included
  - Reduced call centre operating cost by $10m
  - Saved $20m through IT supply contract renegotiation
  - Saved $7m through print outsourcing contract renegotiation
  - Saved almost $2m through Yellow Pages® print initiatives
  - Saved almost $3m through White Pages® print initiatives

Sensis' Core and Developing Businesses

Operational Report: 2002/3

Sensis is a business with many identities

Advertising Business

- A major player in Australia's advertising market
- Yellow Pages® directories:
  - > 400,000 paying customers
  - Last 7 day usage 45%
- White Pages® directories:
  - > 1.2m business listings
  - Last 7 day usage 54%

Content Management Business

- A wide and deep range of content across many channels:
  - Print
  - Online
  - Voice
  - Electronic

Publishing Business

- Publishing and distributing high quality products to meet the needs of customers and consumers:
  - 75 Yellow Pages® directories and 55 White Pages® directories (some consolidated)
  - 29m copies distributed annually

Online Business

- Sensis MediaSmart™: Australia's Number One Internet advertising network by reach
- Over 3 million unique users visited Sensis sites in May
- One of the largest sources of interactive geo-data in Australia

Sales Business

- Sell, publish and service print, online and voice solutions nationally to SME customers to:
  - Unparalleled reach to the SME market with 900 sales consultants
  - Deliver the benefits of quality information, services and consumer interaction

Source: [1] Independent research of people aged 18 - 64 by DBM Consultants in Syd, Melb, Bris, Adel, Perth, Oct 2001 - Sept 2002
[2] Red Sheriff, May 2003

Yellow Pages® and White Pages® directories offers among the highest returns of all advertising media



Yellow Pages
A K

App. 29 million distribution[1] → 45% used in last 7 days[2] → 82% contacted a firm they found[2] → 79% made a purchase or intend to[2] →

$15 revenue return on $1 investment[4]

$4 profit return on $1 investment[4]



Conversion From Usage to Purchase (3)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Yellow Pages® local Directory
Yellow Pages® Connect
Yellow Pages® Metro Directory
White Pages® Directory
White Pages® OnLine
Yellow Pages® OnLine

Source: [1] Sensis, [2] Independent research of people aged 18 - 64 by DBM Consultants in Syd, Melb, Bris, Adel, Perth, Oct 2001 - Sept 2002, [3] Taylor Nelson Sofres - Sensis Heading Usage Study February 2003, [4] CRM Associates, as reported by The Kelsey Group, "Positioning Yellow Pages" Sept 2002

Leveraging core advertising capabilities into a clear strategy for growth

Core Business Directory Advertising	Developing Products Non-directory Advertising	New Growth Areas Local advertising/international directories
Print directory brands Yellow Pages® print White Pages® print **New media directory brands** Yellow Pages® *OnLine* White Pages® *OnLine* Yellow Pages® Connect	**New media advertising brands** CitySearch® WhereIs® Sensis MediaSmart™ LookListings™ **Information services and brands** Electronic Procurement Solutions Sensis WebWorks™ Location and navigation Electronic White Pages® Macromatch®	**Australian local advertising** **International directories** 1: Asia 2: Europe
Continuously extract value from our core business - New products - Improve sales force effectiveness and customer focus - Value-based pricing - Develop CRM capability - Technical integration	**Grow revenue and earnings from our developing products** - Grow corporate/government uptake - Consolidate e-procurement offerings - Expand location and navigation services - Reposition CitySearch® web site as a city guide - Grow Sensis MediaSmart™ market share	**Where shareholder value is created** - Seek opportunities to leverage our core capabilities into new growth areas - Growth to be driven by partnership and acquisition in two areas: • Australian advertising • International directories

All underpinned by the Sensis Customer Charter, People Commitment and Corporate Identity

Growth is being driven by a strong focus on seven key elements of the business


Product Innovation
Go To Market
Sales Excellence
Front line capabilities
Underpinned by structural and cultural assets
Sustainable Business Growth
Technology
People Strategy
Brand and Reputation
Customer Strategy

Thomas Arthur

General Manager, Product

Product innovation: Core Advertising Business

Innovations

- White Pages® directories process & two-spot colour
- White Pages® directories surname suppression
- White Pages® directories business / residential split
- Yellow Pages® directories inside and back covers and filler / banner ads
- Full and 1/2 page display ads
  - At Feb 2003, incremental revenue 68% above target
- New Yellow Pages® *local* directories
- Yellow Pages® *OnLine* Display and Display Plus products
- White Pages® *OnLine* Duo

Directories



Yellow Pages® OnLine

Yellow Pages® Connect 12451

White Pages .com.au

Performance

- Circulation almost 30 million - almost 80 editions
- 'Last 7 day' print metro usage[1]:
  - 54% White Pages® directories
  - 45% Yellow Pages® directories
- Yellow Pages® directories the most used buying information source[1]:
  - 43% metro, 47% regional
- Yellow Pages® *OnLine* and White Pages® *OnLine* directories each app. 1.5m unique users in May[2]
- Yellow Pages® *Connect* approx. 500,000 calls/mth

Source: [1] Independent research of people aged 18 - 64 by DBM Consultants in Syd, Melb, Bris, Adel, Perth, Oct 2001 - Sept 2002
[2] Red Sheriff, May 2003

Product innovation: Developing advertising products

Innovations

- Sensis WebWorks™ Web Starter
- New online advertising formats and ad delivery technologies for Sensis MediaSmart™
- Yellow Pages® *OnLine* directory and CitySearch city guide bundle
- CitySearch® web site redesign and repositioning as a city guide
  - A consistent, national user and advertiser value proposition
- Launch of Basic Inclusion low-level entry and Premium Positioning products for CitySearch® web site
- Integration of CitySearch® web site with Whereis® location and navigation functionality

Advertising

sensis WebWorks

sensis MediaSmart

CitySearch .com.au

Performance

- CitySearch® city guide and advertising assets of BMC Media (Sensis MediaSmart) now integrated into the business
- Sensis MediaSmart™ online media[1]:
  - Almost 4 million unique users/mth
  - Av. Reach 52% of Australian online audience/mth
  - Sites include AFL, NRL, ASX
- CitySearch® lifestyle guide[1]:
  - Over 700,000 users and 6m page views in May
- Sensis WebWorks™ web site facility experienced a consistent growth trend over 2003[2]

Source: [1] Red Sheriff, May 2003, [2] Sensis

Yellow Pages White Pages WhereIS CitySearch

sensis

Product innovation: Developing information products

Innovations

- Enhancements to Whereis® location based services
  - Whereis® Guidance Call Centre Application
  - StreetNet 'hybrid' for the Logistics and Tracking market
  - Whereis® for the PDA marketplace
  - Version 9 Whereis® CDs for a selection of vehicle manufacturers
- Through-seller agreements for Macromatch® data matching service and Electronic White Pages® directory
- Launch of Electronic Procurement Solutions
  - Supplier enablement
  - Electronic catalogue service
  - Data service
  - Custom procurement services

Information Services

WhereIS

Macromatch®

Electronic White Pages

Electronic Procurement Solutions

Supplier Enablement | Electronic Catalogue Service | Data Service | Custom Procurement Services

Performance

- Whereis® *OnLine* site viewed by almost 750,000 unique users in May[1]. Over 7 million maps served/mth[2].
- Strong growth in Macromatch® and Electronic White Pages® from through-seller agreements
- Electronic Procurement Solution's first customer project progressing
- Current focus of Electronic Procurement Solutions is Data Services and Customer Procurement solutions

Source: [1] Red Sheriff, May, [2] Sensis

sensis™

Yellow Pages White Pages WhereIS CitySearch

sensis

Lyndell Johnston

General Manager, Marketing & Print Advertiser Solutions

Enhanced go to market: a tactical approach

Innovations

- Rollout of new segmentation variables for Yellow Pages® directories
- A tactical approach to Yellow Pages® directories sales channels
  - Two cross-portfolio channels:
    - Key accounts
    - Acquisition
  - Telesales for lower value accounts
    - Reduce sales overhead
  - Strong focus on lead generation
    - From telesales to acquisition
    - From print to online
  - Print face to face retention channel
- Agency/through-seller channels: Sensis MediaSmart™ and Business Services
- Business Commercialisation unit:
  - SME market acceleration
  - Cross-company government focus


Segmentation
Driving a tactical sales approach
Print
Online
Key Accounts
Acquisition
Retention

Performance

- A more integrated and targeted research, sales and marketing approach
- Increased focus on
  - Lead generation
  - Migration from print to online
- Greater 'solution sell' capabilities
- Macromatch® through-seller agreements resulted in CYTD Feb 03 rising sharply with 50% less sales resource

Sales excellence

Best of Breed Environment

Remuneration / Sales channel and tools / Cultural change and People Commitment

Customer process solution support / Lead referral

Knowledge & Capability

- Training:
  - Product
  - Sales
  - Business environment
- Market research
- Heading research
- Segmentation



Technology-Enabled

- Sales force automation
  - Siebel
  - Capability in Yellow Pages®, coming for White Pages® products
- CRM in development
- Mobile technologies
- Hardware

Performance

- Strongest Yellow Pages® directories non-metro sales performance in the last five years - 7.5% revenue growth
- Total sales performance for Yellow Pages® print directories up by 3.6%
- 16.8% growth in total White Pages® print directories sales performance
- Launched 1/2 and full page adds in 20 books non metro books - A$10m additional and A$5m incremental revenue

Enhanced Technology

Sales Force Automation

- **Siebel enabled:** Increased Siebel usage; Improve sales consultant effectiveness
- **Online proofing:** Faster proof turnaround
- **Work item tracker:** Generate greater efficiencies in the tracking of specified work items

Call Centre Excellence

- **Optimise commercial performance:** First call resolution; Multi-skilled workforce
- **State of Art Technology:** EIC platform stability; Drive IVR to improve customer service

CRM

- **Marketing** Align product offering to customer need
- **Sales:** Plan account, contact customers, sell
- **Customer service:** Manage customer relationships
- **Finance:** Manage customer payments and credit

Content Management

- **Point of truth content storage for non print**
- **Multi media publication**

Flexibility

Customer Knowledge

Single customer view

An enhanced sales and service approach

Cross-portfolio solution sell capabilities

Multi-media publishing capabilities

Operational efficiencies

Our People: aligning values with strategy

Total staff: **>2,200**

Average age: **32 years**

Average tenure: **3.5 years**

Male/Female: **46%/54%**

Sensis Values and Behaviours
- People
- Growth
- Learning

Sensis Culture Programme



Sensis People Commitment

Sensis Leadership Programme

Workforce Goals:

STAY

SAY

STRIVE

Workplace Environment Goals:

Innovative **Responsive** **Successful** **Fun** **Committed to learning**

Building our brand and reputation from the inside out

New Corporate Brand

sensis™

Print



Yellow Pages
A K
White Pages
local

New Media

Yellow Pages® OnLine
WhereIS
White Pages .com.au
CitySearch
Yellow Pages® Connect 12451
sensis MediaSmart
sensis WebWorks
Electronic Procurement Solutions

Industry Development

Business Ideas Grants 2003



sensis business series

Yellow Pages® Business Index

Yellow Pages® E-Business Report

People Strategy	Customer Strategy	Above and below the line	Leadership	Power brands
Credible change initiatives		High profile based on leadership		

Brands that are *advocated* by our people, customers and the broader community

Our Customers:
delivery founded on our people and cultural strategies

The Sensis Customer Charter

- First directory company I the world to launch a Customer Charter
- A three-phase commitment to customers designed to:
  - Improve order turnaround and customer service levels
  - Drive improvements in fulfilment
  - Drive production efficiencies
- Phase 1 launched 19 February 2003
- Addressing print and online directories fulfilment processes
- Based on three promises:
  - We will deliver products and services as specified and on time
  - We will listen to you and help you get the most out of doing business with us
  - If we make a mistake, please let us know
- A focus on tangible, measurable outcomes
- Ongoing measurement regime
  - Reported weekly to senior management





Performance

- Yellow Pages® directory print display proof turnaround
  - 90% average within 15 days
- Customer information pack turnaround:
  - 98.9% within 7 days
- Online contract turnaround time
  - Average 15 days - some 58% below pre-charter
- Query responsiveness:
  - Average 60% for ads and 61% for sales in 24 hours

sensis™

Yellow Pages White Pages WhereIS CitySearch

sensis™

Bruce Akhurst

Sensis Chairman

Telstra Group Managing Director

Session One: Questions and Answers

Yellow Pages White Pages WhereIS CitySearch

sensis

Bruce Akhurst

Sensis Chairman

Telstra Group Managing Director Telstra

Session Two

Andrew Day

Sensis Chief Executive Officer

Medium - Longer Term Growth Strategy

Sensis will become *the* leading player in local, Australian advertising

Organic Growth

- Core directory & non-directory advertising
  - Yellow Pages® and White Pages® directories
  - Sensis MediaSmart™ media service, Sensis WebWorks™ web services
  - Whereis® location based services and Electronic Procurement Solutions

Partnerships and acquisitions

- Recent acquisitions successfully integrated
  - CitySearch® city guide
  - BMC Media
- Future targeted, 'bolt-on' acquisitions

Organic growth: expanding from print directory advertising to online & then enhanced services

Yellow Pages® print → Yellow Pages® *OnLine* Display → Yellow Pages® *OnLine* Business Profiles → Premium Online Services



- Electronic Procurement Solutions
- Sensis WebWorks™ web sites
- CitySearch® city guide advertising and sites
- Yellow Pages® *OnLine* Display and Display Plus
- Yellow Pages® *OnLine* listings
- Yellow Pages® Print Directories

Organic growth: extending online experience into wireless innovation

Syndicated mapping → **Multi-channel wireless** → **Location-enabled wireless content** → **Premium Wireless Services**

Syndicated mapping

- Basic migration to online
- Whereis® web site - excellent user experience
- CD-ROM geo-mapping to premium vehicle manufacturers
- Syndicated mapping in White Pages® *OnLine* and Yellow Pages® *OnLine*

Multi-channel wireless

- Mass market reached
- Targeting later adopter consumers and advertisers
- Advertiser model
- Multi-screen location and navigation
- All display ads
- Application integration and personalisation
- Any device, anytime, anywhere

Location-enabled wireless content

- Targeting early adopter customers
- Content model - content disseminated by carriers
- SMS/WAP/PDAs commencing
- High yield
- Small customer base

Premium Wireless Services

- Taxi location
- Buddy finder
- Brand location
- Wireless catalogues
- Wireless push advertising




WhereIS





sensis

Organic growth: Sensis' content and multimedia capabilities will allow users to "search once" for the information they need via the channels *they* choose


User


Search Once

All Media


Print


Mobile


Web


Voice


iTV

Integrated Content Model

Yellow Pages / White Pages	Sensis WebWorks	WhereIS	CitySearch			
Listings	Customer Content	Geo-data	Event/lifestyle content	Deeper advertiser content	Real time data	Schedules
Sensis Content				Third Party Content (examples)		

Local advertising:
Buyers are going online to research purchases


Regular Content Activities of Online Consumers
Viewed classifieds about jobs
Visited online directory site to find addresses or phone numbers
Visited Web site or online version of newspaper
Used Internet to get daily news
Gathered information on local events, restaurants, maps or traffic
Researched products and services
Used search engine/portal (e.g. Yahoo!, MSN) to search for information
0
10
20
30
40
50
60
70
80
Percentage of Online Consumers

Sensis' competencies address five of the seven most popular online consumer activities

Source: Jupiter/The NPD Group, Inc. Individual User Survey (5/02)

Organic growth: Sensis is therefore uniquely positioned to reach the 'sweet spot' in local search



Ability to monetise
High
Medium
Low
• Yellow Pages® directory
Sweet Spot
• Overture
• CitySearch® city guide
• White Pages® directory
• Google
• Whereis® location services
Low
Medium
High
Useability

The Sweet Spot:

- Local content
- Single Search
- Reach
- Monetised results
- First choice brand

Source: Sensis estimates

Yellow Pages White Pages WhereIS CitySearch

sensis™

Greg Ellis

General Manager, Strategy and Online

Sensis and the Local Advertising Market

In Australia, five media activities accounted for 96% of total advertising in main media during 2002


Percent of total revenue (and national market share)
Television: A$2,666m (31%)
Radio: A$702m (8%)
Magazines: A$563m (7%)
13% share
Newspapers: A$2,991m (34%)
Yellow Pages® and White Pages® directories: A$1,079m (13%)

Revenue from total advertising in Australian main media in 2002 was A$8,628m

Source: [1] CEASA, "Advertising Expenditure in Main Media", Jan to Dec 2002

Online advertising grew by 19% half on half 2002
This growth was driven by local advertising


Australian Online Advertising Expenditures CY 2002
Classifieds
A$60 million
14% growth half on half
Search & Directories
A$45 million
59% growth half on half
General Internet Advertising
A$62 million
Steady

Online advertising revenue totalled A$167 million for CY 2002

Source: Audit Bureau of Verification Services, "Online Advertising Expenditure Report" Jan to Dec 2002

Newspapers, magazines & free TV will continue to account for most advertising spend between 2002 & 2005


50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
MARGIN
Classifieds
Radio
Newspapers
Free TV
Business Publications
Magazines
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
CAGR 2000-2005

Source: [1] CEASA, "Advertising Expenditure in Main Media", Jan to Dec 2002, Sensis, Company Reports

Users are demanding more personalised and relevant advertising via the channels they choose

Sensis is well positioned to meet their needs


High - Granular
Internet
Pay-TV
Magazines
Radio
Audience Fragmentation
Television
Directories / Newspapers
Low - Mass Market
Low - Broadcast
High - Personalised
Personalisation / Interactivity

To operate at both ends of the advertising continuum, your assets and capabilities must have scale and transportability. Sensis is uniquely positioned with impressive sales, product management, content and multimedia publishing capabilities.

Local Advertising: buyers are doing more and more research before they make a purchase

This creates significant opportunities for Sensis



Buyers



Advertisers

Buyers	Advertisers
Buyers (both business and consumer) are using a **wider range of media**	A growing focus on the **efficient management** of easy to use **content** across **multiple media**
Pre-purchase research is increasing	Growing need for **personalisation** and end to end **integration** of the advertising mix
Buyers are **willingly being drawn** down the path to purchase	Advertisers going further along the value chain to **guide buyers from advertisement to purchase**

Advertisers can increasingly reach and influence buyers at their point of interest. This allows for targeted advertising, with direct and measurable results.

Sensis holds the necessary building blocks for success in the local advertising market

Brands

Sensis, White Pages, Yellow Pages, WhereIS, CitySearch

Reach

Over 400,000 paying customers

Almost universal print reach

3 mil. online unique users in May[1]

Yellow Pages® *Connect* 500,000 calls per month[2]

Multi-media Publishing

Already hold the capability to publish via:
- Print
- Online
- Wireless
- Voice

Evolving capabilities will streamline across multiple media

Content

Approximately 10 million listings

Deeper business content acquired through print and online advertising operations

CitySearch® city guide the leading content site within the lifestyle vertical

Financial

Accelerating growth provides strong options for investment

A recognised growth engine with strong support from Telstra

Operational

Over 1,000 sales and customer service staff reaching some 80% of Australia's SME base[2]

2,200 staff in total across Australia

Offices in 7 of 8 Australian states and territories

Sensis is already supported by outstanding audience and operational assets. It is in a strong position to leverage these assets and growth.

Source: [1] Red Sheriff, January to April 2003, [2] Sensis

Partnership and acquisitions: growing our share of the Australian local advertising market


Brands
Content
Applications
Online advertising
(i.e. site representation)
Internet verticals
(e.g. real estate, business)
Community publications
Timetables and schedules
Classifieds
Real time data
(e.g. traffic)
Other search content
Deeper location content
Online ordering
Permission-based marketing
Web services
eCatalogues
Evolving technologies
(e.g. web, wireless, iTV)

Targeted, 'bolt-on' acquisitions designed to complement and extend the value of Sensis' existing assets and competencies

Yellow Pages White Pages WhereIS CitySearch

sensis

The International Directories Opportunity

The Global Directories Marketplace

Growth rates in established markets under pressure from a range of factors.

Significant **ownership changes** for directory companies overseas.

Multiple directories owned by the same company.

Search becoming an increasingly important part of the Yellow Pages® *OnLine* experience.

There are increasing ways to **access directories data** across print, voice, online, mobile, wireless etc. This creates **significant opportunities**.

A focus on Asia with a watch on European opportunities

1. Asia	2. Europe	3. North America
• Most directory businesses relatively small compared to Australia - offering strong growth opportunities • Our focus is on South Korea, New Zealand and China • Key challenges from a cultural and legal/regulatory perspective • A number of assets becoming available • Fit with Telstra's Asian Strategy	• Proven business model for Yellow Pages directories business • Market characterised by high degree of concentration • Copyright protection offered in most countries • Potential for growth • Low level of regulation except UK • Consolidation currently taking place • Private Equity firms increasingly active in the market. • Asset owners highly geared - potential to offer directories business for sale	US • No copyright protection • Increasingly competitive - large number of directories • Mature market with few growth opportunities • Strong online position of non-directories businesses Canada • Dominant player on Eastern side -Bell Actimedia • More competitive in West - province based • Copyright protection available

(sensis)™

Bruce Akhurst

Sensis Chairman

Telstra Group Managing Director

In summary

A$1.215bn FY03 revenue (forecast)

6.8% FY03 revenue and EBIT growth (forecast)

A clear strategy for sustainable growth

- Organic growth leveraging the core product portfolio into new online and offline solutions
- Parallel acquisition opportunities where they add value

Sensis will be the leading player in local Australian advertising

Sensis will consolidate its position as a major player in Asian directories

Yellow Pages White Pages WhereIS CitySearch

sensis™

Bruce Akhurst

Sensis Chairman

Telstra Group Managing Director

Session Two: Questions and Answers

Appendices

Sensis structure and arrangements with Telstra Corporation Limited

Sensis Services

Services provided as an Agent

- Yellow Pages® print directories (except sales, compilation and marketing function.
- White Pages® print directories
- Specialised printed directories
- Providing products - e.g. White Pages® *OnLine* & Yellow Pages® *OnLine*
- Operator assisted services using Yellow Pages® information databases - e.g. Yellow Pages® *Connect*
- Whereis® Geo-Mapping services
- Providing additional services that may be agreed or required
- Online advertising selling services (Sensis MediaSmart™ online media services)

Services provided Independently

- Selling, compiling and marketing Yellow Pages® printed directories
- CitySearch® services

Asset ownership structure and key financials

Current Asset Ownership

Telstra-Owned Assets

- IP rights (copyright)
- Major third-party contracts
  - Predominantly in printing and production
- Residual assets including plant
- Registered trademark rights, excluding CitySearch®
- Goodwill for directories business (including common law brand names)

Sensis-Owned Assets

- Employees
- Under core services agreements
  - Sell Yellow Pages® directories
  - Agency/manage White Pages® directories and other
  - Agency/manage White Pages® and Yellow Pages® publishing

Contribution to Telstra: 2002

Total asset value	A$2.8bn
External Revenue:	A$1,139m
EBIT	A$ 584m
Free cashflow:	A$ 525m

18 June 2003

Hong Kong CSL business continues to perform well

The article in today's Australian referring to the carrying value of Telsra's mobile operation in Hong Kong, CSL, is pure speculation.

There has been no change to the guidance provided by Telstra management at the time of half-year results and the third quarter market update about the performance of CSL.

CSL continues to perform well notwithstanding the revenue impact of the SARS virus.

The basis of assessing the carrying value of Telstra's investments in its subsidiaries is their anticipated cash flow performance.

Telstra's policy is to review the carrying value of its investments every six months in preparing its statutory accounts.

Telstra briefing

ACCC Draft Determination on Model terms and Conditions

June 2003

ACCC Draft Determination and Telstra Undertakings

- The ACCC draft Determination of the Model T&Cs meets a requirement set down in regulatory changes enacted in December 2002 which are intended to simplify the regulatory regime, increase accounting transparency and place greater emphasis on industry undertakings rather than dispute arbitrations.
  - Under the new regulations the ACCC is required draft Model T&Cs by 19 June 2003
- Telstra submitted a set of undertaking prices covering PSTN, LCS and ULL in January 2003.
  - The ACCC has not yet responded to the Telstra undertakings
- The ACCC draft Determination of the Model T&Cs includes indicative prices, and non-price terms and conditions of access to the network.
- The draft determination begins a process for industry comment before the ACCC makes a FINAL Model T&Cs determination.
  - We expect approximately 4 weeks for public comment
  - A further 4 weeks for the ACCC to consider submissions
  - FINAL determination by late August.
- The indicative prices in the Model T&Cs are a preliminary indication of the ACCC's ultimate view of Telstra's undertaking prices. It remains open to Telstra to pursue its undertakings and any potential appeal to the ACT, or to resubmit new undertakings.
- Telstra does not control this process which was established by legislation in December 2002

ACCC draft PSTN and ULL compared with Telstra Undertakings

Service	2003/04	2004/05	2005/06
PSTN OTA	1.2 to 1.25 per min	1.1 to 1.15 per min	0.9 -1.0per min *
Telstra Undertaking #	1.7per min	1.7per min	

* PSTN O/T charges would be equal to conveyance cost after 2005-06

ULL	ACCC price *	Previous ACCC prices	Telstra Undertaking #
Band 1	$11 -14	$13	$20
Band 2	$19-22	$35	$40
Band 3	$35-40	$39	$40
Band 4	$80-100	$59	$40

* Subject to change each year depending on demand

Telstra's undertakings represent the "rack rate" but subject to commercial negotiations. Generally discounts apply based on volume, term and credit issues.

Telstra

ACCC draft LCS Prices and Telstra Undertakings

ACCC Draft Prices 2002-03 and 2003-04

	Lower bound	Lower bound	Upper bound	Upper bound
	Residential	Business	Residential	Business
Prices with retail discount on line rental	17.95 cents $201.05	17.95 cents $325.96	18.23 cents $206.66	18.23 cents $331.57
Prices without retail discount on line rental	12.81 cents $256.36	12.81 cents $381.27	13.61 cents $256.36	13.61 cents $381.27

Telstra LCS Undertakings

Service	2003/04	2004/05
Telstra Undertaking #	14.5 c/call	14.5 c/call

Telstra's undertakings represent the "rack rate" but subject to commercial negotiations. Generally discounts apply based on volume, term and credit issues.

ACCC report on Pay TV competition

The Minister for Communications, Information Technology and the Arts, Senator Richard Alston, today released for public comment the report from the Australian Competition and Consumer Commission (ACCC) on the wider competition effects of emerging structures in the Pay TV market.

The report provides a broad analysis of a range of competition issues that are emerging in the rapidly changing communications environment. The report's recommendations focus on Telstra's involvement in the Pay TV sector, the longer term regulatory arrangements for free-to-air and Pay TV broadcasters, and access to quality Pay TV content for broadband providers.

While the Government will fully consider the ACCC report, there are very cogent reasons for not supporting two of its recommendations:

- The ACCC raises the possibility that Telstra relinquish its shareholding in Foxtel and its HFC network unless it can be shown that the costs outweigh the perceived benefits of divestiture. Proposals advocating such fundamental industry restructuring years after very large investments have been made must be treated with the utmost caution,, particularly when the ACCC itself has not provided any clear-cut evidence of anti-competitive behaviour. The alleged benefits of structural separation are theoretical at best, and given that the cost involved could be significant and there is a . In particular, the ACCC itself has raised the potential risk of taxpayer-funded compensation to Telstra's 1.8 million shareholders.
- The ACCC recommends that the Government bring forward a review of the moratorium on new free-to-air commercial television licences. Parliament legislated the moratorium in recognition of the fact that broadcasters needed breathing space from further competition while spending up to $1 billion on their requirement to convert to digital. The Government remains committed to maintaining the moratorium until December 2006 and will undertake a review of the moratorium at an appropriate time.Reviewing the moratorium now, three-and-a-half years before its expiry, is premature and would not provide a clear assessment of the likely post 1 January 2007 media landscape.

In March 2002, I asked the ACCC to provide a report on the wider competition implications of emerging Pay TV industry structures when the Foxtel/Optus content sharing agreement was first announced. The ACCC approved the agreement with conditions in November 2002.

The ACCC's report and arrangements for making submissions </Article/0,,0_1-2_1-4_115440,00.html> can be accessed from the 'Consultation' link on the Department of Communications, Information Technology and the Arts website at www.dcita.gov.au <http://www.dcita.gov.au/>. Hard copies of the Executive Summary of the ACCC report are available at MG-70 Parliament House. Submissions close on 25 July 2003.

Media contact: Simon Troeth ;02 6277 7480 or 0439 425 373

Website: *www.richardalston.dcita.gov.au*

98/03

20 June 2003